As filed with the Securities and Exchange Commission on March 15, 2000. Commission File No. 0-28887


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549


                              FORM 10-SB/A
                            [Amendment No. 2]


                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        TELCO-TECHNOLOGY, INC.
            (Name of Small Business Issuer in Its Charter)



Delaware                                       22-3328734
(State or other jurisdiction              (I.R.S. Employer
of incorporation or                        Identification
organization)                              Number)


60 Bowers Lane
Closter, New Jersey                                07624
(Address of principal                           (Zip Code)
executive offices)



              Issuer's telephone number:  (201) 768-2310


Securities to be registered pursuant to Section 12(b) of the Act:
None


Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock ($.001 par value)




                        TELCO-TECHNOLOGY, INC.
                  FORM 10-SB/A REGISTRATION STATEMENT
                          TABLE OF CONTENTS

                                                         Page
PART I

Item 1.  Description of Business                         4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation                            16

Item 3.  Description of Property                         18

Item 4.  Security Ownership of Certain
         Beneficial Owners and Management.               18

Item 5.  Directors and Executive Officers,
         Promoters and Control Persons                   19

Item 6.  Executive Compensation                          20

Item 7.  Certain Relationships and Related Transactions  21

Item 8.  Description of Securities                       22

PART II

Item 1.  Market Price of and Dividends on the
         Registrant's Common Equity and
         Related Stockholder Matters                     23

Item 2.  Legal Proceedings                               24

Item 3.  Changes in and Disagreements
         with Accountants                                24

Item 4.  Recent Sales of Unregistered Securities         24

Item 5.  Indemnification of Directors and Officers       25

PART F/S

PART III

Item 1.  Index to Exhibits                               26

Item 2.  Description of Exhibits                         26





                      AVAILABLE INFORMATION

General

     Subsequent to the date of this Registration Statement the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.

     This Registration Statement, as well as all amendments thereto and subsequent reports, have been and will be filed through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Documents filed through EDGAR are publicly available through the Commission's Web site at http://www.sec.gov.

     The Company has filed with the Commission this Registration Statement on Form 10-SB (together with all amendments and exhibits filed or to be filed in connection herewith, the "Registration Statement") under the Exchange Act, with respect to the Company's common stock, $.001 par value per share (the "Common Stock"). Statements contained herein as to the contents of any document are summaries of such documents and, in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration
Statement may be inspected and copied at the places set forth above.

     The Company's principal executive offices are located at 60 Bowers Lane, Closter, New Jersey 07624, and its mailing address is Box 68, Harrington Park, New Jersey 07640. The
Company's telephone number is (201) 768-2310.

Forward-Looking Statements

     This Registration Statement contains certain forward-looking statements that are based upon the beliefs and assumptions of, and information available to, the management of the Company at the time such statements are made. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.   Description of Business.

General Development

     Telco-Technology, Inc. (the "Company") was organized under the laws of the State of Nevada on November 23, 1993 under the name
Haycock Morrison Inc. ("Haycock"). In 1994, Haycock completed the sale of certain shares ot its Common Stock pursuant to an exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). On
January 27, 1995, Haycock entered into an acquisition agreement with Telco Technology, Inc., a Delaware corporation ("Telco").
Pursuant to the terms of the acquisition, Haycock issued 5,000 shares of its Common Stock which represented 60% of the then outstanding Common Stock of Haycock.

     After giving effect to the above transaction, the Company ceased all activities as Haycock and changed its name to Telco-Technology, Inc. The Company continued the business operations then conducted by Telco of providing long distance telephone services and computer networks for voice and data transmissions which operations were primarily conducted in the State of Massachusetts (the "Massachusetts Operations"). In 1998, the Company was reorganized as a Delaware corporation. The Company continued such operations until June 1999.

     In June 1999, the Company sold the Massachusetts Operations to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of Common Stock to the Company, and the assumption of all liabilities of the Massachusetts Operations. As part of the agreement, the Company also agreed to forgive all officer loans due from such individual (which amounted to approximately $118,000). As a result of the foregoing, the Company has no current business operations. As such, the Company can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing this Registration Statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Exchange Act could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this Registration Statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     In addition to the foregoing reasons, the Company is voluntarily filing this Registration Statement to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "TTXI." For information concerning these stock quotations, see Item 9 "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters". Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under
Section 13 or 15(d) of the Exchange Act. The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with the listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's Common Stock. Under the "phase-in" schedule of the NASD, the Company has until May 3, 2000, within which to become a "reporting issuer" and to satisfy all comments of the Commission with respect to this Registration Statement.

Business of the Company

     The Company has no current business operations and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

     The Company has determined to initially limit its search for a potential business or business opportunity to firms involved or intending to be involved in the telecommunications and/or internet industries. In this regard, the Company will not restrict its search to any specific geographical location, and the Company may participate in a business venture of virtually any kind
or nature.   In addition, the Company may determine at a future
date to seek a potential business or business opportunity in another industry in the event the Company does not consummate a transaction with a business or business opportunity in the telecommunications and/or internet industries.

     The discussion of the business under this caption is purposefully general and not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. No assurance can be given, however, that any transaction will in fact be consummated.

     Management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited financing. This lack of diversification should be considered a substantial risk to the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity in the form of firms which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate
purposes.   In some instances, a business opportunity may involve
the acquisition or merger with a company which does not need substantial additional cash but which desires to establish a public trading market for its Common Stock. A company which seeks the Company's participation in attempting to consolidate its operations through a merger, reorganization, asset acquisition, or some other form of combination may desire to do so to avoid what it may deem to be adverse consequences of undertaking a public offering itself. Factors considered may include time delays, significant expense, loss of voting control and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking even the limited additional capital which the Company will have and/or the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilities or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing Form 8-K's, agreements and related reports and documents. Nevertheless, management of the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

Evaluation of Opportunities

     The analysis of new business opportunities will be undertaken by or under the supervision of the Company's Chairman of the Board, who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present contacts of the Company's officers and directors, such as but not limited to attorneys, accountants, financial advisors, bankers, businessmen and others who work with businesses which may desire to go public. From time to time, such contacts may refer their contacts, clients, acquaintances and others to the
Company.   In analyzing prospective business opportunities,
management will consider such matters as the available technical, financial, and managerial resources; working capital and other financial requirements; history or operation, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management of the Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

     It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and shareholders of the Company must, therefore, depend on the ability of management to identify and evaluate such risks. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activity prior to the Company's participation, and there is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. It should be noted that the Company likely has insufficient capital with which to make any acquisitions. Accordingly, in any of the transactions alluded to herein, it is likely that the consideration utilized to make any acquisitions will consist of equity securities.

     In the event that an acquisition is made utilizing primarily equity securities (as is expected to be the case), the percentage ownership of present shareholders will be diluted, the extent of dilution depending upon the amount so issued. Persons acquiring shares in connection with any acquisition of a business may obtain an amount of equity securities sufficient to control the Company. In addition, the Company's Directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders. Further, if the Company were to issue substantial additional securities in any acquisition, such issuance might have an adverse effect on the trading market in the Company's securities in the future.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market in the Company's securities may have a depressive effect on such market.

     The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and State tax consequences to the Company and to any target company. Under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), a statutory merger or consolidation is an exempt transaction and may be tax-free if effected in accordance with State law. A tax-free reorganization may require the Company to issue a substantial number of its securities in exchange for the securities or assets of a target firm. Accordingly, the proportional interests of the shareholders of the Company prior to such transaction or reorganization may be substantially less than the proportional interest of such shareholders in the reorganized entity. Even if a merger or consolidation is undertaken in accordance with the Code, there is no assurance that Federal and State tax regulations will not change in the foreseeable future and result in the Company incurring a significant tax liability.

     As part of the Company's investigation, management of the Company intends to meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

     The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

     With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents, and other instruments  will require substantial management time and attention
and  substantial costs for accountants, attorneys, and others.   If
a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

     Further, companies subject to Section 13 or 15(d) of the Exchange Act must furnish certain information about significant acquisitions, including certified financial statements for the company or companies acquired covering at least two years. Consequently, if targeted acquisition prospects do not have, or are unable to obtain, the requisite certified financial statements, such acquisitions by the Company would appear to be inappropriate.

Competition

     The Company is aware that there are many other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities. In addition, the Company expects to encounter substantial competition in its efforts to attract business opportunities from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial institutions, small business investment companies and wealthy individuals. Competition in the search for business opportunities is principally based upon experience in connection with identifying and effecting business acquisitions, financial and personnel resources and technical expertise. Many of these entities have significantly greater experience, financial and personnel resources, and managerial and technical capabilities than the Company and in all likelihood will be in a better position than the Company to obtain access to attractive business opportunities. In view of the Company's limited financial resources and personnel, the Company will continue to be at a significant competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

     In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company will face significant competition. The telecommunications and internet industries are highly competitive. It is anticipated that many of the Company's potential competitors will have greater financial, technical, operational, marketing and other resources and experience than the Company. In addition, the telecommunications and internet industries are typified by well established and better financed companies with a long established and highly recognized market presence.

     The markets in the telecommunications and internet industries can be significantly influenced by the marketing and pricing decisions of larger industry participants and there are limited barriers to entry in many of the telecommunications and internet markets. The Company expects competition in these markets to intensify in the future.

     The telecommunications and internet industries are also subject to rapid and significant changes in technology, including frequent new service and product introductions, evolving industry standards, and rapid obsolescence of equipment. Competition from the effect of technological changes on the Company's operations, in the event the Company acquires or merges with a business or business opportunity in the telecommunications or internet industries, cannot be predicted and could have a material adverse effect on the Company's future business, financial
condition, and results of operations.   Technological advancements,
telecommunications reform and the continuing commercialization of the internet have all contributed to transforming the once traditional telecommunications industry. Well established long distance companies, regional Bell operating companies, internet service providers and cable companies are continuing to build, upgrade and enter many different markets in the telecommunications and internet industries, which could materially impact the Company's presence in any of the telecommunications and/or internet industries. In addition, in the future the Company's most significant competitors may be new entrants to the communications and information services industry.

Research and Development

     Prior to the Company becoming a "shell" corporation, the Company did not spend any funds for research and development during the last two fiscal years.

Regulation

     Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar that the Company will not be engaged in the business of investing or trading in securities. Such Act defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. Although management believes that the Company will not be subject to regulation under such Act insofar that the Company does not intend to engage in such activities, the Company has obtained no formal determination as to the status of the Company under such Act. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

     In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company expects that its business will be subject to various regulations. Generally, the telecommunications industry is subject to the provisions of the Telecommunications Act of 1996 and Federal Communication Commission ("FCC") regulations thereunder, as well as applicable laws and regulations of the various states administered by the relevant state authorities. Certain aspects of the internet industry are also subject to the Telecommunications Act of 1996 and regulations of the FCC. There can be no assurance that the Company will be able to comply with any such regulations. In addition, regulations may be enacted in the future which may have a material adverse effect on the business of the Company.

Year 2000 Issue

     The year 2000 issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Software programs and hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations causing disruptions of operations, including a temporary inability to engage in normal business activities. As a result, many companies have been required to undertake major projects to address the year 2000 issue.

     Year 2000 issues are not currently material to the Company's business, operations or financial condition in view of the Company's current lack of business operations. However, year
2000 issues may become material to the Company in the event the Company acquires or participates in another business opportunity. Management intends to address this potential problem with any prospective merger, acquisition candidate or other participant and adopt a plan and a budget for addressing such issues, if necessary.

Employees

     As of the date hereof, and other than the services provided by its Chairman and Donalson Capital Corporation, the Company does not have any full or part time employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Uncertainties and Risk Factors

     In addition to other information and financial data set forth elsewhere in this Registration Statement, the following risk factors should be considered carefully in evaluating the Company.

     NO CURRENT BUSINESS OPERATIONS; NON-ARM'S LENGTH TRANSACTION. In June 1999, the Company sold its then current business operations to Total Technology, Inc., a company affiliated with Robert Powell, Sr., a former officer and director of the Company, in exchange for the return of 950,000 shares of Common Stock to the Company, and the assumption of all liabilities of such operations. As part of the agreement, the Company also agreed to forgive all officer loans due from such individual (which amounted to approximately $118,000). As a result, the Company has no current business operations. While management believes the agreement to sell the Massachusetts Operations contains terms which generally are comparable to those which have been reached in arm's-length negotiations with unaffiliated parties, the agreement was reached while Mr. Powell was managing the Massachusetts Operations and therefore is not the result of arm's length negotiations between independent parties. Management believes, however, that the transaction was completed on terms no less favorable than would have been achieved with unaffiliated third parties. With no current business operations, the Company can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity. There is no assurance the Company's intended merger or acquisition activities will be successful or result in revenue or profit to the Company. The likelihood of success of the Company must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a new business. There is nothing at this time upon which to base an assumption that any business or business opportunity the Company acquires will prove successful, and there is no assurance that it will be able to operate profitably.

     EXTREMELY LIMITED CAPITALIZATION. The Company has insufficient capital with which to make any significant asset acquisitions. Accordingly, in any of the transactions alluded to herein, it is likely that the consideration utilized to make any acquisitions will consist of equity securities. In addition, inasmuch as the Company's capitalization is limited and the issuance of additional Common Stock will result in a dilution of interest for present shareholders, it is unlikely the Company will be capable of negotiating more than one merger or acquisition. Consequently, the Company's lack of diversification may subject the Company to economic fluctuation within a particular industry in which a target company conducts business.

     LACK OF PROFITABILITY; CONTINUING LOSSES; AND DOUBTFUL ABILITY TO CONTINUE AS A GOING CONCERN. The Company has incurred net losses from continuing operations of approximately
$283,000 and $764,000 in 1999 and 1998, respectively. As a result of the Company's recurring losses from operations, the Company's independent auditor's report, dated February 10, 2000, for the year ended December 31, 1999, states that these conditions raise substantial doubt about the Company's ability to continue as a going concern. With the sale of the Massachusetts Operations in June 1999, the Company's only operating division, the Company has no current operations. Management expects that this transaction will allow the Company to focus on other business opportunities in its attempt to locate and consummate a merger or acquisition with a private entity. There can be no assurance, however, that the Company will be able to acquire any business or business opportunity or that any business or business opportunity the Company acquires will prove successful or will be able to operate profitably.

     COMPETITION FOR BUSINESS OPPORTUNITIES. The Company is aware that there are many other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities.
In addition, the Company expects to encounter substantial competition in its efforts to attract business opportunities from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial institutions, small business investment companies and wealthy individuals. Competition in the search for business opportunities is principally based upon experience in connection with identifying and effecting business acquisitions, financial and personnel resources and technical expertise. Many of these entities have significantly greater experience, financial and personnel resources, and managerial and technical capabilities than the Company and in all likelihood will be in a better position than the Company to obtain access to attractive business opportunities. In view of the Company's limited financial resources and personnel, the Company will continue to be at a significant competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.

     LACK OF MARKET RESEARCH OR IDENTIFICATION OF ACQUISITION OR MERGER CANDIDATE. The Company has neither conducted nor have others made available to it results of market research concerning the availability of potential business opportunities. Therefore, management has no assurance that market demand exists for a merger or acquisition as contemplated by the Company. Although the Company has determined to initially limit its search for a potential business or business opportunity to firms involved or intending to be involved in the telecommunications and/or internet industries, there is no assurance the Company will be able to acquire a business opportunity on terms favorable to the Company.

     CONFLICTS OF INTEREST - POSSIBLE NEGOTIATION OR OTHERWISE GRANT OF CONSENT BY MANAGEMENT TO PURCHASE OF MANAGEMENT'S COMMON STOCK. As a condition to or in connection with a proposed merger or acquisition transaction, management may actively negotiate or otherwise consent to the purchase of all or a portion of its shares of Common Stock. In connection with any such stock purchase transaction, it is possible that a premium may be paid for management's shares of Common Stock and that the other shareholders in the Company may not receive any portion thereof in the event such premium may be paid. Any transaction structured in such manner may present management with conflicts of interest and as a result of such conflicts, may possibly compromise management's fiduciary duties to the Company's shareholders, as the potential would therefore exist for management to consider its own personal pecuniary benefit rather than the best interests of the Company's other shareholders. In this regard, management and control shareholders, if any, generally have a fiduciary obligation under Delaware law to not effect transactions which are not in good faith furtherance of rational corporate purposes or are unfair
to unaffiliated stockholders.    Further, the Company's other
shareholders may not be afforded an opportunity to otherwise participate in any particular stock buy-out transaction. Additionally, in any such transaction, it is possible, although not presently intended, that the Company may borrow funds to be used directly or indirectly to purchase management's shares.

     POSSIBLE CHANGE IN CONTROL AND MANAGEMENT. The successful completion of a merger or acquisition may result in a change of control of the Company. Any such change in control may also result in the resignation or removal of the Company's present management.

     REGULATION.   Although the Company will be subject to
regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company
Act of 1940, insofar that the Company will not be engaged in the business of investing or trading in securities. Such Act defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. Although management believes that the Company will not be subject to regulation under such Act insofar that the Company does not intend to engage in such activities, the Company has obtained no formal determination as to the status of the Company under such Act. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company".

     TAXATION.   In  the course of any acquisition or  merger the
Company may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both the Company and the "target" company. Presently, under Section 368 of the Internal Revenue Code of 1986, as amended, a statutory merger or consolidation is an exempt transaction and may be tax-free if effected in accordance with State law. While the Company expects to undertake any merger or acquisition so as to minimize federal and state tax consequences to both the Company and the "target" company, there is no assurance that such business combination will meet the statutory requirements of a reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A nonqualifying reorganization could result in the imposition of both federal and state taxes which may have substantial adverse effect on the Company.

     LIMITATION ON LIABILITY OF DIRECTORS. The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages resulting from breaches of his fiduciary duty of care as a director, including breaches which constitute gross negligence. As a result, the rights of the Company and its shareholders to obtain monetary damages for acts or omissions of directors will be more limited than they would be in the absence of such provision. The provision would not apply to a violation of a director's responsibility under the Federal securities laws.

     POSSIBLE USE OF DEBT FINANCING; DEBT OF AN ACQUIRED BUSINESS. There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to the Company to effect a business combination or otherwise finance the operations of an acquired business. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, the Company's perceived ability to meet debt service on such borrowings, and then-prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company. The inability of the Company to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse effect on the Company's financial condition and future prospects. Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, an acquired business may already have previously-incurred debt financing and, therefore, the risks inherent thereto, as discussed above.

     COMPETITION IN THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES. In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company will face significant competition. The telecommunications and internet industries are highly competitive. It is anticipated that many of the Company's potential competitors will have greater financial, technical, operational, marketing and other resources and experience than the Company. In addition, the telecommunications and internet industries are typified by well established and better financed companies with a long established and highly recognized market presence.

     GOVERNMENT REGULATIONS IN THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES. In the event the Company acquires or merges with a business or business opportunity in the telecommunications and/or internet industries, the Company expects that its business will be subject to various regulations. Generally, the telecommunications industry is subject to the provisions of the Telecommunications Act of 1996 and Federal Communication Commission ("FCC") regulations thereunder, as well as applicable laws and regulations of the various states administered by the relevant state authorities. Certain aspects of the internet industry are also subject to the Telecommunications Act of 1996 and regulations of the FCC. There can be no assurance that the Company will be able to comply with any such regulations. In addition, regulations may be enacted in the future which may have a material adverse effect on the business of the Company.

     CUMULATIVE VOTING AND PRE-EMPTIVE RIGHTS. There are no pre-emptive rights in connection with the Company's Common Stock. Therefore, current shareholders of the Company will be in all likelihood significantly diluted in their percentage ownership of the Company in the event the Company issues shares of stock in connection with an acquisition of a buisness or business opportunity. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     DIVIDENDS.   At the present time the Company does not
anticipate paying dividends on its Common Stock in the foreseeable future. Any future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

     POTENTIAL FUTURE SALES PURSUANT TO RULE 144. Certain shares of Common Stock presently held by management and others are "restricted securities" as that term is defined in Rule 144, promulgated under the Securities Act. Under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, may, under certain circumstances sell within any three-month period a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. Such holding periods have already been satisfied in many instances. Therefore, actual sales or the prospect of sales of such shares under Rule 144 in the future may depress the prices of the Company's securities.

     ISSUANCE OF SHARES IN MERGER OR ACQUISITION. Any acquisition effected by the Company may result in the issuance of additional Common Stock or Preferred Stock without shareholder approval and may result in substantial dilution in the percentage of the Company's securities held by the Company's then-shareholders. Moreover, the Common Stock or Preferred Stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non arm's-length basis by management of the Company, resulting in an additional reduction in the percentage of securities held by the Company's then-shareholders.

     PENNY STOCK RULES. The Company's Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the rule, the broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of shareholders in this offering to sell their shares in the secondary market. In addition, Securities and Exchange Commission rules impose additional sales practice requirements on broker/dealers who sell penny securities. These rules require a summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to an understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in cases of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The additional burdens imposed upon broker/dealers by such requirements may discourage broker/dealers from effecting transactions in the Common Stock, which could severely limit the market of the Company's Common Stock.

     RESTRICTIONS ON TRANSFERABILITY; LIMITED TRADING MARKET. Only a limited trading market for the Common Stock currently exists.
The market price of the Common Stock, which currently is listed on the OTC Bulletin Board under the symbol TTXI, has, in the past, fluctuated substantially over time and may in the future be highly volatile. In addition, the Company believes that relatively few market makers make a market in the Company's Common Stock. The actions of any of these market makers could substantially impact the volatility of the Company's Common Stock.

     SECURITIES AND EXCHANGE COMMISSION AND MARYLAND INVESTIGATION. In May 1997, the Company was notified by the Securities and Exchange Commission of a formal order of a private, non-public investigation of certain issues related to the Company's stock trading. In August 1997, the Company supplied copies of various books and records, and the Commission deposed several of the Company's officers. No further notification has been received since then from the Commission. While there can be no assurance, in the event any further action is taken by the Commission, management does not expect such will result in an unfavorable outcome to the Company or have a material adverse effect.

     In addition, in June 1998, the Company received notification from the Maryland Division of Securities (the "Maryland Division") that the Company may have offered and sold common stock in violation of Maryland regulations based upon an advertisement. The
Company cooperated with the requests by the Maryland Division and furnished appropriate information and informed the Maryland Division that the Company did not authorize its name to be used in the advertisement. In addition, in October 1998, the Company received notification from the Maryland Division that the Company may have potentially violated regulations on which the Company relied for a 1997 private placement.
The Company denied such violation and advised the Maryland Division that it did file an appropriate notice with the State of Maryland. In December 1998, the Company supplied information and other documents requested by the Maryland Division. The Maryland Division recently notified the Company by letter dated February 25, 2000 that as a result of its review of the information supplied by the Company in December 1998, it appears the Company violated the Maryland Securities Act (the "Maryland Act"). The Maryland Division suggested that in lieu of commencing an administrative action against the Company, the Company consider a negotiated settlement which the Company has indicated to the Maryland Division that it would like to achieve. The Maryland Division initially indicated that such a settlement would generally include an agreement not to violate the Maryland Act in the future and a rescission offer to Maryland investors. Following discussions with counsel to the Company wherein the Maryland Division was advised of the Company's current limited capital, the Maryland Division indicated by letter dated
March 2, 2000 that it may propose an alternative settlement offer which would not include a rescission offer. While the outcome of such matter or the definitive terms of any such settlement cannot be predicted with certainty at this time, management is hopeful that it will be able to avoid an administrative action with the Maryland Division and effect a negotiated settlement which will not have a material adverse effect on the Company.

Item 2.   Management's Discussion and Analysis or Plan of Operation

     The following discussion should be read in conjunction with the Financial Statements and Notes thereto (the "Financial
Statements") and is qualified in its entirety by the foregoing and by other more detailed financial information appearing elsewhere in this Registration Statement.

Overview

     Telco-Technology, Inc. (the "Company") was organized under the laws of the State of Nevada on November 23, 1993 under the name Haycock Morrison Inc. ("Haycock"). In 1994, Haycock completed the sale of certain shares of its Common Stock pursuant to an exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the
"Securities Act"). On January 27, 1995, Haycock entered into an acquisition agreement with Telco Technology, Inc., a Delaware corporation ("Telco"). Pursuant to the terms of the acquisition, Haycock issued 5,000 shares of its Common Stock which represented 60% of the then outstanding Common Stock of Haycock.

     After giving effect to the above transaction, the Company ceased all activities as Haycock and changed its name to Telco-Technology, Inc. The Company continued the business operations then conducted by Telco of providing long distance telephone services and computer networks for voice and data transmissions which operations were primarily conducted in the State of Massachusetts (the "Massachusetts Operations"). In 1998, the Company was reorganized as a Delaware corporation. The Company continued such operations until June 1999.

     In June 1999, the Company sold the Massachusetts Operations to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of Common Stock to the Company, and the assumption of all liabilities of the Massachusetts Operations. As part of the agreement, the Company also agreed to forgive all officer loans due from such individual (which amounted to approximately $118,000). As a result of the foregoing, the Company has no current business operations. As such, the Company can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity.

     The disposal of the Massachusetts Operations has been accounted for as a discontinued operation and, accordingly, its net assets (liabilities) have been segregated from continuing operations in the balance sheet included in the Financial Statements, and its operating results are segregated and reported as discontinued operations in the statements of operations and cash flows included in the Financial Statements.

Plan of Operation

     In 1999, management decided that it would be in the best interests of the Company and its stockholders to seek additional business opportunities and sell the Massachusetts Operations, its then sole business operations. As a result of the sale of the Massachusetts Operations which occurred in June 1999, the Company has no current business operations.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

     The Company has determined to initially limit its search for a potential business or business opportunity to firms involved or intending to be involved in the telecommunications and/or internet industries. In this regard, the Company will not restrict its search to any specific geographical location, and the Company may participate in a business venture of virtually any kind or nature. In addition, the Company may determine at a future date to seek a potential business or business opportunity in another industry in the event the Company does not consummate a transaction with a business or business opportunity in the telecommunications and/or internet industries. See, also, Part I, Item 1 for a more detailed discussion of the Company's plan of operation.

Liquidity and Capital Resources

     On December 31, 1999, the Company had working capital of approximately $1,000, an equity to debt ratio of approximately 8.4 to 1, and stockholders' equity of approximately $219,000. At December 31, 1999, the Company had approximately $27,000 in cash, otal assets of approximately $245,000 and total liabilities of approximately $26,000. On December 31, 1998, the Company had working capital of approximately $304,000, an equity to debt ratio of approximately 41.6 to 1, and stockholders' equity of approximately $748,000. At December 31, 1998, the Company had approximately $227,000 in cash, total assets of approximately $766,000 and total liabilities of approximately $18,000.

     As a result of the sale of the Massachusetts Operations, the
Company  has no current business operations.   As such, the Company
can now be defined as a "shell" corporation, whose principal business purpose at this time is to locate and consummate a merger or acquisition with a private entity. Management expects that the sale of the Massachusetts Operations will allow the Company to focus on other business opportunities in its attempt to locate and consummate such a merger or acquisition. In view of the Company's current limited cash position, the Company intends to complete such a transaction in the next twelve months. It should be noted that the Company likely has insufficient capital with which to make any acquisitions. Accordingly, in any of the transactions to merge with or acquire a private entity, it is likely that the consideration utilized to make any acquisitions will consist of equity securities. However, in order to meet certain working capital needs and operating expenses in the next twelve months in the Company's attempt to locate and effect a business combination, and insofar that no cash was received in connection with sale of the Massachusetts Operations, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements to raise any capital. In the event the Company does attempt to raise capital most likely the only method available to the Company would be a private sale of its securities. Because of the current status of the Company as a "shell" corporation, it is unlikely that it would be able to obtain additional funding from either a bank or other commercial lender. There can be no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. In addition, there can be no assurance that the Company will be able to acquire any business or business opportunity within such period of time or at any time at all, or that any business or business opportunity the Company acquires will prove successful or will be able to operate profitably.

Item 3.   Description of Property.

     The Company currently maintains its offices in the home of its Chairman located at 60 Bowers Lane, Closter, New Jersey 07624 pursuant to an oral agreement on a rent-free, month-to-month basis. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date hereof, (i) the number of shares of Common Stock owned of record or beneficially, or both, by each person who owned of record, or is known by the Company to have beneficially owned, individually, or with his associates, more than 5% of such shares then outstanding; (ii) the number of shares owned beneficially by each Director of the Company and each executive officer of the Company; and (iii) the number of shares owned beneficially by all Directors and executive officers as a group. Except as otherwise indicated below, each of the persons listed below has sole voting and investment power with respect to his or her shares.

                                  Amount and Nature
               Name of            Of Beneficial      Percent
Title of Class Beneficial Owner   Ownership          of Class

Common Stock   Donald R. McKelvey 5,052,125(1)       57.0%
Common Stock   Joseph Jaoudi        520,000           5.9%
Common Stock   Ina McWey             45,000(2)        6.1%
Common Stock   Thomas N. Fischetti   62,000(3)        0.7%
Common Stock   Robert W. McKelvey      -   (4)         -

Common Stock   All Executive
               Officers and
               Directors
               as a Group         5,114,125          57.7%


(1)  Includes 5,012,500 shares held by Donald R. McKelvey and
39,625 shares held by Donalson Capital Corporation ("Donalson").
Mr. McKelvey is the sole shareholder of Donalson and, by virtue of such ownership, Mr. McKelvey may be deemed the beneficial owner of the shares held by Donalson. The address for Mr. McKelvey is 60 Bowers Lane, Closter, New Jersey.

(2) Includes 45,000 shares held by Ina McWey and 500,000 shares which, according to the records of the Company's transfer agent, are still held of record by Robert Powell, Sr. In the Acquisition and Stock Transfer Agreement entered into in June 1999 by and among the Company, Mr. Powell and Total Technology, Inc. ("Total Technology") (pursuant to which the Massachusetts Operations were transferred to Total Technology), Mr. Powell represented and warranted that in or about April 1999 he transferred such 500,000 shares to Ina McWey, and that he has no direct or indirect beneficial ownership in such shares or any other rights with respect thereto. Mr. Powell agreed that in the event he acquired beneficial ownership of such shares at any time, he would immediately return such shares or cause such shares to be returned to the Company without any additional consideration.

(3) Includes 52,000 held by Mr. Fischetti and 10,000 shares held by Allmike Metal Technology, Inc. ("Allmike"). Mr. Fischetti is the majority shareholder and President of Allmike and, by virtue thereof, Mr. Fischetti may be deemed the beneficial owner of the shares held by Allmike. The address for Mr. Fischetti is 65 Anderson Avenue, Moonachie, New Jersey.

(4)  The address for Mr. McKelvey is 126 Barley Road, Ivyland,
Pennsylvania.

Item 5.   Directors and Executive Officers, Promoters and Control Persons.

     Set forth below are the present directors and executive officers of the Company. Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. Directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected and have qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. None of the directors and officers is related to any other director or officer of the Company except as otherwise set forth below.

                           PRESENT POSITION      HAS SERVED AS
NAME                 AGE   AND OFFICES           DIRECTOR SINCE

Donald R. McKelvey   54    Chairman of the Board,     1995
                           President, Treasurer
                           and Director

Robert W. McKelvey   42    Secretary and Director     1999

Thomas N. Fischetti  46    Director                   1999


     Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company and each significant employee of the Company.

     DONALD R. McKELVEY has been a Director, Chairman of the Board and Treasurer of the Company for more than the past five years since January 1995 and also became its President in March 1999. Mr. McKelvey is also the sole officer, director and stockholder of Donalson Capital Corp., a company formed by Mr. McKelvey in 1983, which provides certain consulting services to the Company. Donald
R. McKelvey is the brother of Robert W. McKelvey.

     ROBERT W. McKELVEY has been a Director and Secretary of the Company since March 1999. Since December 1994, he has been a Regional Manager of Legaledge Software which provides computer software products to primarily corporate law departments, law firms and government agencies. From February 1987 to December 1994, he was employed by Positek, Inc., a Philadelphia based software publisher, initially in the position of a Regional Manager and then as Mid-Atlantic District Manager. Robert W. McKelvey is the brother of Donald R. McKelvey.

     THOMAS N. FISCHETTI has been a Director of the Company since
March 1999.   Mr. Fischetti is the President and majority
shareholder of Allmike Metal Technology, Inc., a New Jersey based developer, designer and manufacturer of products targeted for the wireless and fibre optic telecommunications markets. He has been involved with such company for more than the past five years.

Item 6.   Executive Compensation.

     The following summary compensation table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1999, 1998 and 1997, of those persons who were, at December 31, 1999 (i) the chief executive officer and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (the named executive officers):


                      SUMMARY COMPENSATION TABLE

                                   ANNUAL
                                   COMPENSATION


NAME AND PRINCIPAL        FISCAL
POSITION                  YEAR     SALARY   BONUS

Donald R. McKelvey(2)     1999       $0         $0
 Chairman of the Board    1998       $0         $0
                          1997       $0         $0

Robert Powell, Sr.(5)     1999       $ 3,900    $0
 President                1998       $35,000    $0
                          1997       $40,500    $0


                                    LONG-TERM
                                    COMPENSATION

                                    RESTRICTED
NAME AND PRINCIPAL       FISCAL     STOCK        ALL OTHER
POSITION                 YEAR       VALUE(1)     COMPENSATION

Donald R. McKelvey(2)    1999        $0          $ 95,812(3)
 Chairman of the Board   1998        $490,000    $120,817(3)
                         1997        $625,000    $ 45,241(3)

Robert Powell, Sr.(4)    1999        $0          $ 5,944(4)
 President               1998        $0          $13,677(4)
                         1997        $625,000    $14,494(4)

_____________________

(1) In 1999, the Company issued 3,000,000 shares of Common Stock to Mr. McKelvey for additional compensation for 1998. The expense was accrued for 1998. In addition, in December 1998, the Company issued 500,000 shares of Common Stock to Mr. McKelvey for additional compensation for 1998. In March 1997, the Company issued 500,000 shares to each of Mr. McKelvey and Mr. Powell for additional compensation for 1997. Dollar values of awards are based on the average of the bid and asked prices of the Company's Common Stock on the dates of grant. All of such shares issued to Mr. Powell as reflected herein or previously issued have either been returned to the Company with the exception of 500,000 shares which were transferred to Ina McWey. (See, however, Part I, Item 4).

(2) Since March 1999, Mr. McKelvey has also been President of the
Company.

(3) Consists of cash payments made in 1997, 1998 and 1999 to Donalson Capital Corporation ("Donalson") for consulting fees of $25,000, $100,000 and $80,000, respectively, and 7.50% per annum imputed interest on the officers interest-free loans.  (See
Part I, Item 7).   Mr. McKelvey is the sole officer, director and
stockholder of Donalson.

(4) Consists of 7.50% per annum imputed interest on the officers interest-free loans. (See Part I, Item 7).

(5) Mr. Powell, who is no longer employed by the Company, served as President of the Company until March 1999 and managed the Company's Massachusetts Operations until it was transferred to a company controlled by Mr. Powell in June 1999.

Compensation of Directors

     Since inception, no director has received any cash compensation for his services as such. In the past, directors have been and will continue to be reimbursed for reasonable expenses incurred on behalf of the Company.

Item 7.   Certain Relationships and Related Transactions.

     During 1998, the Company issued 500,000 shares of Common Stock to Donald R. McKelvey for additional compensation and agreed to issue an additional 3,000,000 shares of Common Stock to him for additional compensation in 1999. Such additional 3,000,000 shares were issued in January 1999.

     In March 1995, the Company entered into a three year consulting agreement with Donalson Capital Corporation ("Donalson"), a company owned by Donald R. McKelvey. Such agreement provided for a fee of $120,000 per year and was paid for in full by the Company issuing 120,000 shares of Common Stock in 1996. Such agreement was extended from March 1998 to December 1998 at a rate of $10,000 per month. In January 1999, the Company entered into a new three year consulting agreement with Donalson providing for a monthly fee of $10,000 during the term. At December 31, 1999, a balance of $8,042 was owed to Donalson under the agreement.

     In June 1999, and pursuant to an Acquisition and Stock Transfer Agreement among the Company, Robert Powell, Sr. and Total Technology, Inc., a company affiliated with Mr. Powell
("Total Technology"), the Company sold and transferred all of the Massachusetts Operations to Total Technology. Pursuant to the agreement, Mr. Powell returned 950,000 shares of the Company's Common Stock to the Company and Total Technology assumed all liabilities of the Massachusetts Operations. As part of the agreement, the Company also agreed to forgive all officer loans due from Mr. Powell (which amounted to approximately $118,000).

     At December 31, 1999 and 1998, there were officer loans outstanding to the Company in the amounts of $218,006 and $412,972, respectively. In June 1999, such officer loans due from Mr.
Powell (approximately $118,000) were forgiven as part of the consideration in connection with the sale and transfer of the Massachusetts Operations. The balance of the loans are due from Mr. McKelvey. Such loans are unsecured, non-interest bearing with no specific terms of repayment.

Item 8.   Description of Securities.

General

     The Company is authorized to issue 13,000,000 shares of Common Stock, par value $.001, and 2,000,000 shares of preferred stock, par value $.001. There are currently outstanding 8,869,944 shares of Common Stock and no preferred stock.

Common Stock

     The holders of Common Stock have one vote per share for the election of Directors, without provision for cumulative voting, and on all other matters. Thus, holders of more than 50% of the shares voting for the election of Directors can elect all the Directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the corporate assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities such as holders of Preferred Stock, and debenture holders, if any.

Preferred Stock

     The Preferred Stock may be divided into Series or Classes, with special voting rights and preferences, to be established by the management of the Company upon the approval of a majority vote of the Directors of the Company. If the Board of Directors authorized the issuance of shares of Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased by up to the authorized amount. Issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of other classes of Preferred Stock or holders of Common Stock. Also, Preferred Stock could have preferences over the Common Stock and other series of Preferred Stock with respect to dividends and liquidation rights.

Dividends

     The payment by the Company of cash dividends, if any, in the future, rests within the discretion of its Board of Directors and, among other things, will depend upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends in the foreseeable future, it being the intention of management to use earnings, if any, to generate increased growth.

Transfer Agent

     The Transfer Agent of the Company's Common Stock is Olde
Monmouth Stock Transfer Co., Inc., 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716.


PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Company's Common Stock is presently being traded in the over-the-counter market under the symbol "TTXI" and is listed on the OTC Bulletin Board. The following chart sets forth the range of the high and low bid quotations for the Company's Common Stock for each period indicated. The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.


                                        BID PRICES

PERIOD                             HIGH             LOW

Year ended December 31, 1997:

Jan. 1, 1997 to March 31, 1997     $1.31            $0.50
April l, 1997 to June 30, 1997     $1.31            $0.37
July 1, 1997 to Sept. 30, 1997     $0.44            $0.30
Oct. 1, 1997 to Dec. 31, 1997      $0.69            $0.25


Year ended December 31, 1998:

Jan. 1, 1998 to March 31, 1998     $0.44            $0.19
April l, 1998 to June 30, 1998     $0.50            $0.19
July 1, 1998 to Sept. 30, 1998     $0.44            $0.20
Oct. 1, 1998 to Dec. 31, 1998      $0.21            $0.12

Year ended December 31, 1999:

Jan. 1, 1999 to March 31, 1999     $0.19            $0.12
April l, 1999 to June 30, 1999     $0.19            $0.10
July 1, 1999 to Sept. 30, 1999     $0.19            $0.08
Oct. 1, 1999 to Dec. 31, 1999      $0.13            $0.08


     As of December 31, 1999 there were approximately 225 record holders of the Company's Common Stock.

     The Company has never declared any cash dividends on its Common Stock and does not anticipate declaring cash dividends in the foreseeable future.

Penny Stock Rules

     The Company's Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the rule, the broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of shareholders in this offering to sell their shares in the secondary market. In addition, Securities and Exchange Commission rules impose additional sales practice requirements on broker/dealers who sell penny securities. These rules require a summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to an understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in cases of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The additional burdens imposed upon broker/dealers by such requirements may discourage broker/dealers from effecting transactions in the Common Stock, which could severely limit the market of the Company's Common Stock.

Item 2.   Legal Proceedings.

     There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 3.   Changes in and Disagreements with Accountants.

     The Company has not, during its two most recent fiscal years, changed or has had any disagreement with is principal independent accountant. The independent accountant did not rely on any other accountant's work or report.

Item 4.   Recent Sales of Unregistered Securities.

     The following sets forth information relating to all securities of the Company sold during the past three years without registration under the Securities Act:

     From January 1997 to July 1997, the Company sold 1,056,863 shares of Common Stock to subscribers for the aggregate consideration of $753,295 in reliance upon the exemption from registration contained in Regulation D promulgated under the Securities Act. No underwriters were used and no underwriting commissions were paid.

     In January, March and October 1997, the Company issued an aggregate of 240,500 shares of Common Stock to three unaffiliated consultants for consulting services, 140,500 shares of which were issued in reliance upon the exemption from registration contained in Regulation D promulgated under the Securities Act and 100,000 shares of which were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In March 1997, the Company issued 500,000 shares of Common
Stock to each of Donald R. McKelvey and Robert Powell, Sr. for compensation in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In May 1997, the Company sold 625,000 shares of Common Stock to Joseph Jaoudi, a non-U.S. person, for $250,000 in reliance upon the exemption from registration contained in Regulation S
promulgated under the Securities Act.   No  underwriters were used
and no underwriting commissions were paid.

     In April 1998, the Company sold 50,000 shares of Common Stock to Wall Street Communications, Inc. for $8,450 and in April and May 1998, the Company issued an additional 250,000 shares of Common Stock to Wall Street Communications, Inc. for consulting services in reliance upon the exemption from registration contained in Regulation D promulgated under the Securities Act. No underwriters were used and no underwriting commissions were paid.

     In December 1998, the Company issued 500,000 shares of Common Stock to Donald R. McKelvey for compensation in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In January and February 1999, the Company issued an aggregate of 3,000,000 shares of Common Stock to Donald R. McKelvey for compensation in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In January 1999, the Company issued 12,000 shares of Common
Stock to James Martin for consulting services in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In September 1999, the Company issued 20,000 shares of Common Stock to Clarence Smith for professional services in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

     In December 1999, the Company issued 25,000 shares of Common Stock to David M. Kaye, Esq. for professional services in reliance upon the exemption from registration pursuant to Section
4(2) of the Securities Act.

     With respect to the issuances pursuant to Regulation D, the Company, as a non-reporting entity, relied upon the exemption which permits the sale of up to $1 million in securities during a 12 month period under Rule 504 of Regulation D, and with respect to the Section 4(2) transactions as indicated above, the Company relied upon the exemption provided therein for "transactions by the issuer not involving any public offering". With respect to the issuance pursuant to Regulation S, the Company relied upon the exemption provided therein for issuances made outside the United States to persons other than "U.S. Persons".

Item 5.   Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law contains various provisions entitling directors, officers, employees or agents of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company (and, with respect to any criminal action or proceedings, had no reasonable cause to believe that the conduct complained of was unlawful). Also, the Certificate of Incorporation of the Company states that the indemnification provisions of Section 145 of the Delaware Corporation Law shall be utilized to the fullest extent permitted.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


PART F/S

     See the Financial Statements annexed to this Registration
Statement.


PART III

Item 1.   Index to Exhibits.

     The following exhibits are filed with this Registration
Statement:

     3.1  Certificate of Incorporation (Delaware)(1)
     3.2  Certificate of Amendment (Delaware) (filed October 19,
          1994)(1)
     3.3  Certificate of Amendment (Delaware) (filed December 19,
          1997)(1)
     3.4  Certificate of Merger (Delaware)(1)
     3.5  Articles of Merger (Nevada)(1)
     3.6  By-Laws(1)
     4.1  Specimen Certificate for shares of Common Stock(1)
     4.2  Agreement and Plan of Merger(1)
     10.1 Consulting Agreement with Donalson Capital Corporation(1)
     10.2 Acquisition and Stock Transfer Agreement by and among the Company, Robert Powell, Sr. and Total Technology,
          Inc.(1)
     23.1 Consent of Kempisty and Company, Independent Certified Public Accountants
     27   Financial Data Schedule
___________________________

(1) Filed as an exhibit to the Company's Registration Statement on Form 10-SB filed on January 13, 2000, and incorporated by reference herein.


Item 2.   Description of Exhibits.

     See Item 1 above.


                            SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TELCO-TECHNOLOGY, INC.
                              (Registrant)



Date: March 15, 2000          By:/s/Donald R. McKelvey
                              Donald R. McKelvey,
                              Chairman of the Board and President







TELCO-TECHNOLOGY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 1999



INDEX


PAGE

INDEPENDENT AUDITORS' REPORT                F2

BALANCE SHEETS                              F3

STATEMENTS OF OPERATIONS                    F4

STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY                     F5

STATEMENTS OF CASH FLOWS                    F6-F7

NOTES TO FINANCIAL STATEMENTS               F8-F14




KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038
TEL (212) 406-7272 - FAX (212) 513-1930




INDEPENDENT AUDITORS' REPORT


To the Stockholders of
Telco-Technology, Inc.

We have audited the accompanying balance sheets of Telco-Technology, Inc. as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telco-Technology, Inc. as of December 31, 1999 and 1998 and the results of its' operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 3, in June, 1999, the Company disposed of its Massachusetts operation (its only operating division). Management expects that this transaction will allow the Company to focus on other business opportunities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 9 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about the ability to continue as a going concern. Management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Kempisty & Company
Certified Public Accountants, P.C.
New York, New York
February 10, 2000
Except as to the last paragraph of
Note 5 which is as of March 13, 2000




TELCO-TECHNOLOGY, INC.

BALANCE SHEETS


                                 December 31,        December 31,
                                    1999                 1998

ASSETS

Current Assets
Cash and cash equivalents        $     26,965     $    226,719
    Net assets
    (of discontinued operations)          -             94,826
Total Current Assets                   26,965          321,545

Other Assets
    Due from related party                -             31,958
    Loan receivable from
    former officer (Note 8)               -            189,866
    Loan receivable
    from officer (Note 8)              218,006         223,106
Total Other Assets                     218,006         444,930

TOTAL ASSETS                      $    244,971    $    766,475


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts payable and
    accrued expenses              $     18,000    $     18,000
    Due to related party (Note 4)        8,042    $       -
Total Current Liabilities               26,042          18,000

Commitment and Contingencies (Note 5)

Stockholders' Equity
Preferred stock
(2,000,000 shs authorized
 .001 par value,
none issued and/or outstanding)             -              -
Common stock
(13,000,000 shs
authorized .001 par value
8,869,944 and 6,762,944 issued)
(Note 7)                                 8,870           6,763
Common stock to be issued
3,012,000 shares for services               -          390,720
Capital in excess of par value       2,975,369       2,768,135
Deficit                             (2,765,310)     (2,417,143)
Total Stockholders' Equity             218,929         748,475

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY              $    244,971     $   766,475


See Notes to Financial Statements.




TELCO TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS


                                 For the Year Ended
                                    December 31,
                                 1999           1998


Sales revenues                 $    -         $    -

Cost of sales                       -              -

Gross profit                        0              0

General and
administrative expenses         286,569        811,413

Loss from operations           (286,569)      (811,413)

Other income and expenses
    Interest income               3,472          7,541
    Commission from resale
    of long distance
    telephone service               -           39,800
Income (loss) from
continuing operations
before taxes                   (283,097)      (764,072)

Provision for income taxes          -              -

Net income (loss) from
continuing operations          (283,097)      (764,072)


Income (loss) from
discontinued operations
(net of income taxes)           (65,070)        32,410

Net loss                      $(348,167)     $(731,662)

Basic and diluted earnings
(loss) per common share:         (0.03)          (0.13)


Continuing operations
Discontinued operations          (0.01)           0.01

Total                            (0.04)          (0.12)

Basic and diluted average
shares outstanding            8,782,629       6,179,108



See Notes to Financial Statements.





TELCO-TECHNOLOGY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                           Common Stock
                           ($.001) Par Value           Stock To
                           Shares      Amount          Be Issued

Balance January 1, 1998    5,962,944   $ 5,963            0

Sale of common stock          50,000        50            -

Shares issued for services   250,000       250            -

Shares to be issued to
Chairman for compensation
(3,000,000 shares)               -          -           390,000

Shares to be issued to
outside third party
for services
(12,000 shares)                  -          -               720

Shares issued to officers
for compensation             500,000       500             -

Rent adjustment                  -          -              -

Amortization of unearned
compensation                     -          -              -

Loss for year ended
December 31, 1998                -          -              -
Balance
December 31, 1998          6,762,944      6,763          390,720

Shares issued for services    12,000         12             (720)

Shares issued to
Chairman                   3,000,000      3,000         (390,000)

Shares received for
Massachusetts operation     (950,000)      (950)            -

Shares issued for services    45,000         45             -

Rent adjustment from
related party                    -            -             -

Loss for year ended
December 31, 1999                -            -             -
Balance December 31, 1999  8,869,944      $8,870       $    0


See Notes to Financial Statements.





TELCO-TECHNOLOGY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                        Capital In      Unearned
                        Excess Of       Compen-
                        Par Value       sation      Deficit      Total

Balance January 1, 1998 $2,606,485     $(148,612)  $(1,685,481) $778,355

Sale of common stock         8,400          -           -          8,450

Shares issued for services  35,750          -           -         36,000

Shares to be issued to
Chairman for compensation
(3,000,000 shares)              -           -           -        390,000

Shares to be issued to
outside third party for services
(12,000 shares)                 -           -           -            720

Shares issued to officers
for compensation            99,500          -           -        100,000

Rent adjustment             18,000          -           -         18,000

Amortization of unearned
compensation                  -         148,612         -        148,612

Loss for year ended
December 31, 1998             -             -       (731,662)   (731,662)
Balance
December 31, 1998        2,768,135          0     (2,417,143)    748,475

Shares issued for services     708          -           -              0

Shares issued to
Chairman                   387,000          -           -              0

Shares received for
Massachusetts operation   (202,929)         -           -       (203,879)

Shares issued for services   4,455          -           -          4,500

Rent adjustment from
related party               18,000          -           -         18,000

Loss for year ended
December 31, 1999              -            -       (348,167)   (348,167)
Balance
December 31, 1999       $2,975,369         $0    $(2,765,310)   $218,929

See Notes to Financial Statements.



TELCO-TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS


                                    For the Year Ended
                                       December 31,
                                    1999         1998

Operating Activities
Net income or (loss)
from continuing operations      $(283,097)     $(764,072)
Adjustments to reconcile
net income or (loss)
to net cash used by
operating activities:
Amortization of
unearned compensation                -           148,612
Common stock issued
for services                        4,500         36,720
Common stock issued
or to be issued
for officers compensation            -           490,000
Rent adjustment                    18,000         18,000
Changes in operating assets
of continuing
operations:
Due to and from related party      40,000            -
Accounts payable                     -               500
Net cash used by
continuing operations            (220,597)       (70,240)

Net cash provided(used)
by discontinued operations          1,031        (14,823)

Investing Activities
Loans made to officers            (50,000)           -
Repayment of officers' loans       69,812         38,848
Net cash provided(used)
by investing activities            19,812         38,848

Financing Activities
Sale of common stock                 -             8,450
Net cash provided by
financing activities                 0             8,450
Increase (decrease) in cash      (199,754)       (37,765)
Cash at beginning of period       226,719        264,484
Cash at end of period           $  26,965    $   226,719

Supplemental Disclosures of Cash Flow Information:

Cash paid during year for:
Interest                        $    -       $      -
Income taxes                    $    -       $      -



See Notes to Financial Statements.





TELCO-TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS (continued)




                                    For the Year Ended
                                       December 31,
                                   1999           1998


Supplemental Disclosures
of Cash Flow Information

Non-cash investing
and financing activities:


Issuance of common stock for
officers compensation           $    -          $  490,000

Issuance of common stock for
services                       $  4,500         $   36,720

Receipt of common stock
for forgiveness of
officer loan and net assets
of discontinued
operation                      $204,942         $     -


See Notes to Financial Statements.





TELCO-TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 1999 and 1998



Note 1-     ORGANIZATION AND OPERATIONS

The Company was incorporated as Haycock Morrison Inc. in the state of Nevada on November 23, 1993. On January 27, 1995 Haycock entered into an acquisition agreement with Telco-Technology, Inc. ("Telco"). Pursuant to the acquisition terms, Haycock issued 5,000 shares of
stock, which represented 60% of the outstanding     shares of Haycock's
common stock.

After giving effect to the above transaction, the Company ceased all activities as Haycock and changed its name to Telco-Technology, Inc. Telco continued its business operations of providing long distance telephone services and computer networks for voice and data transmissions. In 1998 the Company was reorganized as a Delaware Corporation.

On June 15, 1999, the Company sold its Massachusetts operation to a company affiliated with a former officer and director of the Company in exchange for the return of 950,000 shares of stock to the Company, and the assumption of all liabilities of the Massachusetts operation. The agreement also includes the cancellation of the former officer's debt to the Company. As a result of this sale the Company can now be defined as a "shell" corporation, whose principal business is to locate and consummate a merger or acquisition with an ongoing business.

Note 2-     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

Income Taxes

The Company previously adopted Statement of Financial Accounting
Standards   No. 109, "Accounting for Income Taxes", ("SFAS No.109")
which requires the asset and liability method of accounting for income taxes. Enacted statutory tax rates are applied to temporary differences arising from the differences in financial statement carrying amounts and the tax basis of existing assets and liabilities. Due to the uncertainty of the realization of income tax benefits, (Note 6), the adoption of SFAS No. 109 had no effect on the financial statements of the Company.

Note 2-     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) Per Share

During 1998 the Company adopted SFAS No. 128, "Earnings Per Share", which requires the reporting of both basic and diluted earnings per share. Net income per share-basic is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits at commercial banks and receivables from an officer and director of the Company.

Cash and cash equivalents are temporarily invested in interest bearing accounts at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions.
Recoverability is dependent upon the performance of the institution.

Receivables from an officer of the Company (Note 8) are unsecured and represent a concentration of credit risk due to the common employment and financial dependency of this individual on the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 1999 and 1998.

Note 2-     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and loans receivable from officers are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

Accounting Policies Applied to Discontinued Operations

Revenue Recognition

Revenues are recorded at the time of shipment of products or performance of services. (Applied to discontinued operations)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets.
Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. (Applied to discontinued operations)

Inventories

Inventories are stated at the lower of cost determined by the FIFO method, or market.

Note 3-     DISCONTINUED OPERATIONS

In June, 1999 the Company sold its Massachusetts operations to a former officer and director of the Company, and a new company he is affiliated with, formed to acquire the Company's Massachusetts operation. The sales agreement required the officer to return
950,000 shares of the Company's restricted common stock to the Company and as part of this agreement approximately $118,000 in monies due the Company was forgiven. The Company transferred approximately $151,000 in assets and $65,000 in liabilities to the new company, which also assumed all future liabilities of the Massachusetts operation, as defined in the agreement.
The Company valued the 950,000 shares of the Company's common stock it received at the net book value of the assets transferred and loan forgiven or approximately $205,000. Due to the related party nature of the sale, the Company recognized no gain or loss on the transaction. After this transaction, the officer no longer owns any of the Company's common stock.

The disposal of the Massachusetts operation has been accounted for as a discontinued operation and, accordingly, its net assets
(liabilities) have been segregated from continuing operations in the accompanying balance sheet, and its operating results are segregated and reported as discontinued operations in the accompanying statements of operations and cash flows.


Note 3-     DISCONTINUED OPERATIONS (continued)

Information relating to the discontinued Massachusetts operations for the six months ended June 30, 1999 and year ended December 31, 1998 are approximately as follows:

                        Six months          Year ended
                        ended               December 31,
                        June 30, 1999       1998
Net sales             $    537,000      $   1,067,000
Cost of sales             (459,000)          (726,000)
Gross profit                78,000            341,000
Operating costs           (143,000)          (309,000)
Income (loss)
before income taxes        (65,000)            32,000
Less income tax
benefit (expense)            -                 -
Net (loss) income     $    (65,000)     $      32,000

The net assets and liabilities of the discontinued Massachusetts operations included in the accompanying balance sheet as of December 31, 1998 are approximately as follows:

Current assets:
Cash                           $      9,000
Accounts receivable                 110,000
Inventory                            14,000
Total current assets                133,000
Current liabilities:
Accounts payable
and accrued expenses                 47,000
Total current liabilities            47,000
Net current assets
(liabilities)                        86,000
Net property,
plant and equipment                   9,000
Net assets from
discontinued operations        $     95,000

Note 4-     RELATED PARTY TRANSACTIONS

In March, 1995 the Company entered into a three year consulting agreement with Donalson Capital Corporation, a company owned by the Chairman of the Board of Directors of Telco-Technology, Inc. This three year agreement, providing for a fee of $120,000 per year was paid for in full by the Company issuing 120,000 shares of common stock in 1996. The expense was amortized over the 36 month period of the agreement. In March 1998, the agreement was extended to December 1998 at a rate of $10,000 per month. In January 1999, the Company entered into a new three year consulting agreement with Donalson Capital Corporation expiring in December 2001, providing for a $10,000 monthly fee during the term of the agreement. At December 31, 1999 a balance of $8,042 was owed under the agreement.



Note 4-     RELATED PARTY TRANSACTIONS (continued)

In December of 1998, an officer of the Company received 500,000 shares of restricted common stock as additional compensation. The Company valued this stock at $0.20 per share, or $100,000.
Additionally, the Company agreed to issue 3,000,000

restricted shares valued at $0.13 per share or $390,000 for services performed during 1998. These shares which were issued in 1999 were valued at market prices in effect on the date the Company committed to the additional compensation.

The Company currently maintains its offices in the home of its Chairman pursuant to an oral agreement on a rent free, month to month basis. The Company has provided for rent of $1,500 per month in its financial statements. Therefore, rent expense of $18,000 per year is reflected for the years 1999 and 1998.


Note 5-     COMMITMENTS AND CONTINGENCIES

Securities and Exchange Commission Investigation

In May 1997, the Company was notified by the Securities and Exchange Commission of a formal order of a private, non-public investigation of certain issues related to the Company's stock trading. In August 1997, the Company supplied copies of various books and records to the Commission who then deposed some of the Company's officers. Since that time, the Company has received no further notification from the Commission. Based upon its examination of this matter and discussions with Counsel, management does not expect, in the event any further action is taken by the Commission, that such action will result in an unfavorable outcome to the Company or have a material adverse effect.

State of Maryland Division of Securities

The State of Maryland has notified the Company that it appears to have violated Maryland's securities laws in relation to a private placement of securities in 1997. In order to avoid costly litigation the Company is attempting to negotiate a settlement. As the settlement negotiations have just started, there can be no estimate or evaluation of the likelihood of the range of possible loss, if any.

Note 6-     INCOME TAXES

The provision (benefit) for income taxes consists of the following:


                          Year ended December 31,
                         1999        1998
Current:
Federal tax expense        $(112,000)     $(207,000)
State tax expense            (32,000)       (60,000)
Deferred:
Federal tax expense          112,000        207,000
State tax expense             32,000         60,000
                           $    -         $    -



Note 6-     INCOME TAXES (continued)

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

                           Year ended December 31,
                           1999         1998

Statutory federal income tax    34%           34%
State income tax-net of
federal benefit                  5%            5%
Valuation allowance            -39%          -39%
                                 0%            0%


The components of deferred tax assets and liabilities were as follows:

                                      December 31,
Deferred tax assets:               1999           1998
Net operating
loss carryforward               $2,690,000     $2,313,000
Total deferred tax assets        2,690,000      2,313,000
Valuation allowance             (2,690,000)    (2,313,000)
Net deferred tax assets         $    -         $    -

SFAS No, 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 1998, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties regarding the amount of taxable income that would be generated in future years.

The Company recognized losses for the years ended December 31, 1999 and 1998. The amount of available additional net operating loss carryforwards are approximately $377,000 for 1999, $703,000 for 1998, $800,000 for 1997, $510,000 for 1996 and $300,000 for 1995. The net
operating loss carryforwards, if not utilized, will expire in the years 2005 through 2014. The use of these carryforwards is subject to limitations imposed by the Internal Revenue Service in the event of a change in control.

Note 7-     COMMON STOCK

During 1999 and 1998 the Company issued 57,000 and 250,000 shares of common stock to unrelated parties for consulting fees, professional fees, public relations fees and finders fees. The stock was valued at prices ranging from $0.06 to $0.169 per share. These values were based upon both current market prices at the time the shares were issued, and whether the shares were free-trading or restricted. (No discount for restricted common stock was taken.) The above share issuances resulted in expenses of $4,500 in 1999 and $36,720 in 1998.


Note 7-     COMMON STOCK (continued)

Reincorporation and Exchange of Stock

In January 1998, the Company changed its corporate domicile from Nevada to Delaware in a tax-free statutory merger. The reorganization changed the authorized shares of common stock outstanding from 50,000,000 to 13,000,000 common stock shares (par value per share remained unchanged) and authorized 2,000,000 shares of preferred stock.

During 1998 the Company issued 500,000 restricted shares of common stock to an officer and director for additional compensation. The Company issued 3,000,000 additional restricted shares of common stock to this person, in 1999 for 1998 services.

Preferred Stock

The Company has authorized 2,000,000 shares of preferred stock, but none are issued or outstanding.

The Board of Directors of the Company is authorized to provide for the issuance from time to time, in one or more series, of any number of shares of Preferred Stock, and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of each such series.

Note 8-     LOANS TO OFFICERS

                         December 31,   December 31,
                           1999           1998
Loan to former officer     $-             $189,866
Loan to officer            $218,006       $223,106

The loans to former officer and officer are unsecured, non-interest bearing with no specific terms of repayment. At June 30, 1999 the balance of the loan to the former officer of approximately $118,000 was forgiven as part of the sale of the Massachusetts operation (Note
3).

Note 9-     FINANCIAL RESULTS AND LIQUIDITY

The Company has incurred net losses from continuing operations of $283,000 and $764,000 in 1999 and 1998, respectively.

With the sale of the Company's only operating division in June, 1999 (see Note 3) the Company has no operations.

Management expects that this transaction will allow the Company to focus on other business opportunities.

 EXHIBIT 23.1



          CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


 We consent to the use in this Registration Statement on Form 10-SB of our report included herein dated February 10, 2000, relating to the financial statements of Telco-Technology, Inc.


                               /s/Kempisty & Company
 New York, New York            Kempisty & Company
 March 14, 2000                Certified Public
                               Accountants, P.C.